Diamonds and Gold

Twin Mining Corporation ("Twin Mining") is a diamond exploration and gold mine development company.

Twin Mining's focus during the last three years was on locating and exploring diamond deposits in Canada's eastern Arctic. With the price of gold having risen well above U.S.$300/ounce, Twin Mining is diversifying its activities by reactivating and fast-tracking the advanced Atlanta Gold Project without detracting from our diamond exploration focus.

Diamonds

Jackson Inlet

This 989 sq. km (244,382 acres), 100% owned property, located on the west coast of the Brodeur Peninsula of Baffin Island, Nunavut, has delivered, from the Freightrain pipe more than 46 carats of gem quality diamonds from six pit mini-bulk samples. Diamond Trading N.V., Antwerp, Belgium ("Diamond Trading"), a minority shareholder of Twin Mining, describes the diamonds extracted as having "a high colour and purity grading of the sawable and makeable stones and the absence of boart, rejections, cubes and coated".* The analysis of the kimberlite core established grade and continuity at depth.

TORNGAT

This 327 sq. km (80,802 acres) 100% owned property, located on the east coast of the Ungava Peninsula, Quebec, hosts a 1 to 4 meter wide diamondiferous dyke system which has been traced over 37 km. Grab samples from outcropping kimberlite delivered encouraging diamond results and identified two dyke segments of 900 meters and 400 meters respectively with higher stone densities than other sampled parts of the dyke system. The diamonds extracted are described by SGS Lakefield Research Limited ("Lakefield") as: "very white, mostly transparent and of high preservation".

Gold

Atlanta Gold Project

("Atlanta") - this 100% owned property, located in Elmore County, Idaho, U.S.A., consists of 35 patented and 113 unpatented, contiguous mining claims covering 7.4 sq. km (1,840 acres). Previous studies (1997 Pre-feasibility Study), based on extensive reverse circulation (RC) and core drilling information, have established a measured mineral resource of 18,042,000 tonnes at a grade of 1.9 g Au/t and 5.6 g Ag/t. As a result of a gold price at a sustained level well above U.S.$300/ounce, Twin Mining reactivated the Atlanta Gold Project and has already completed a 1,284 meter metallurgical drilling program, as part of a program to prepare a bankable feasibility study. The common shares of the Corporation are listed on the Toronto Stock Exchange ("TSX") under the symbol TWG and the Berlin/Frankfurt OTC (878341, EDV-Kurzel ATG).

* Description Definition of Rough Diamonds

Sawable Diamond

A rough diamond that can be sawn in two thus improving polished recovery of 50% rough weight.

Makeable Diamond

A Rough diamond of a shape that is most efficiently polished without sawing or cleaving and yielding 25 to 50% in polished.

Clivage Diamond

A Rough diamond that has to be split into smaller stones to rid it of impurities like inclusions or fractures, or of inferior shape. Clivage-1 would typically yield from 10 to 35% of polished, albeit of smaller size. Clivage-2 yields 10% or less.

Highlights

Jackson Inlet Diamond Project

o Land acquisition in 2002 at Jackson Inlet

added 32 claims covering 334 sq. km mainly southeast of the core land position, which covers the Freightrain pipe. Total land holdings, which are 100% owned, consist of 111 claims on 989 sq. km.

o Six pit mini-bulk samples, ranging from 2.5

to 76.3 tonnes and totalling 228 tonnes, were excavated from the outcropping Freightrain pipe. The first 1.557 carat gem quality diamond was recovered as part of a combined parcel of 46.208 carats of which 30 diamonds were between 0.25 and 1.557 carats.

o Considering the small size of the mini-bulk

samples, diamond modelling results are very encouraging and show significantly higher projected diamond grades, up to 50 CPHT (carat per hundred tonnes) compared to recovered grades of up to 34 CPHT.

o Diamond Trading examined the parcel of

46.208 carats consisting of 869 stones of +0.85 mm size. Diamond Trading stated: "Notable is the high colour and purity grading of the sawable and makeable stones and the absence of boart, rejection, cubes and coated".

o Diamond results from kimberlite core samples

from 15 Freightrain pipe core holes, with the deepest hole drilled to a depth of 206 meter, appear to be consistent with diamond grades obtained from the mini-bulk samples.

Atlanta Gold Project

o The Annual Report of 2001 stated: "Twin Mining

plans to resume the development of the Atlanta Gold Project once a sustained gold price above U.S.$300/ounce has been reached." With gold now at price levels close to U.S.$370, the project economics of the Atlanta Gold Project have become very attractive based on the 1998 Behre

Dolbear & Company Inc. ("Behre Dolbear") Scoping Study and the 1999 Update, as well as advantages such as:

  Location in the mining friendly State of Idaho, U.S.A.

  Easy access via public roads

  Gold resources are located on private property

Therefore, the project was reactivated mid 2002 by advancing it toward a bankable feasibility study.

o As a first step, metallurgical drilling to obtain

representative ore grade samples from the Monarch and Idaho deposits was completed early December 2002. A total of 1,284 meter of HQ core (63.5 mm diameter) from 13 holes was recovered. The core from 12 of the holes provides fresh ore samples for metallurgical testing to obtain new gold recovery data. The 13th hole provides material for geotechnical testing.

o The acquisition of the outstanding 20% interest

in the Atlanta Gold Project in December of 2002, made Twin Mining the 100% owner of this very attractive asset.

Message to Shareholders

In 2002, Twin Mining created significant value for its shareholders. The Company was rewarded in 2002 with exceptional results for the effort of undertaking an aggressive exploration program at Jackson Inlet during the "Breakthrough Year" 2001 which was encouraged by having successfully located diamondiferous kimberlite at TORNGAT. Jackson Inlet is believed to be a new "Kimberlite Province" that was discovered by Twin Mining.

Senior exploration companies noted our success and surround us now with contiguous claims as well as with multimillion acre exploration permits.

The diamonds recovered from the Jackson Inlet Freightrain pipe, more than 50 carats to date, are of gem quality and are noted by Diamond Trading for their high colour, purity grading and absence of boart, rejection, coated and cubes. These early positive results from Freightrain and additional potential kimberlite targets are an exciting indicator for our shareholders of the potential of the new kimberlite province. It is underscored by the location of the Jackson Inlet property in an arctic desert near a natural deep water harbour. These attributes contribute to a lower capital and operating cost environment. An additional bonus for our shareholders came with the increase in the gold price to well above U.S.$300/oz. The average gold price for the year 2002 was U.S.$310/oz and for the fourth quarter it had risen to U.S.$322/oz. Twin Mining acquired in December 2002 the remaining 20% of the project, without cost, to become the 100% owner of this very attractive asset. Twin Mining moved quickly to advance the project towards a bankable feasibility study for purposes of project financing. By year-end, the metallurgical drilling of 1,284 meter of core, to obtain 2.9 tonnes of fresh ore for a leach test program, had been completed. Expenditures for 2002 totalled nearly $4 million to produce the exciting results on Jackson Inlet and Atlanta. As in previous years, a high level of quality control was maintained in the sampling and processing of kimberlite and the extraction of diamonds. MPH Consulting Limited ("MPH") and AMEC E & C Services Limited ("AMEC") conducted regular, independent procedural audits to accomplish Quality Assurance/Quality Control ("QA/QC").

Our Team

To strengthen and enlarge the skill pool, Twin Mining established an independent technical advisory group to guide the diamond program.

Our advisors have superior knowledge in their field and are internationally recognized.

Malcolm McCallum - Independent Consultant

Malcolm Thurston and John Linday -AMEC E & C Services Limited

Bruce Jago - SGS Lakefield Research Limited

Diamond Trading N.V. Antwerp, Belgium

As a reflection of the growth of Twin Mining and the need to increase our in-house capabilities, Rodney N. Thomas was appointed Vice-President

Exploration. Rod brings to Twin Mining a wealth of experience, including arctic exploration, and is responsible for Twin Mining's diamond and gold exploration activities. He has more than 25 years of domestic and international exploration experience in various commodities, including gold, and with various mining and exploration companies, including 16 years with BHP Minerals. He is registered as a Professional Geologist in Nunavut and the Northwest Territories and as a Professional Geoscientist in the Province of Ontario.

Finances

Twin Mining is debt free and succeeded in raising $3.3 million in 2002 flow-through funds despite a difficult financing environment. Twin Mining sold 6,500,000 flow-through units at a price of $0.50 per unit, with each unit consisting of one flow-through common share and one half common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.00 for two years.

Twin Mining enters the year 2003 with a solid balance sheet and exciting projects to produce results for our shareholders.

Outlook

During 2003, in view of the extremely encouraging results, gem quality diamonds in kimberlite and the potential for commercial quantities at the

Freightrain pipe, Twin Mining's diamond exploration program will focus on establishing the geometry of the Freightrain kimberlite pipe and continue

Phase-1 drill testing of potential kimberlite targets. Twin Mining's objective on the TORNGAT property is to advance the project with Joint Venture partners. The size of the dyke system and the gem quality diamonds recovered to date (producing the "First Diamond of Quebec"), make it an attractive exploration target. Our exploration strategy is to maximize shareholder value by developing the known kimberlite targets of commercial potential and to identify and explore new prospective targets.

*For 2002, (industry) sales of rough diamonds increased overall with imports into Belgium up by 11.2% to 6.4billion US$ and to India by 37.8% to

5 billion US$. Polished diamond consumption increased likewise with US imports going up by 17.1% to 10 billion US$. (Rapaport Diamond Report). "The 2003 outlook will be determined by a recurring short supply of rough (diamonds), in the face of growing demand from polishing centres on one hand and the effects of marketing efforts for diamond jewelry on the other. The latter is currently going through a revolution as the DTC, the selling arm of De Beers, applies the Supplier of Choice Strategy (cf.) which requires its clients, representing 60% of world production, to actively participate in marketing. Other major producers, BHP Billiton and RTZ diamonds, are likely to heed De Beers example. It therefore seems probable that new productions from Diavik will be readily absorbed. It may not even be sufficient to fill the supply demand gap. The DTC has introduced a 5% price hike at the start of the year and more may follow. Yet again the desirability of diamonds and the resilience of the business have been proven. It is imperative that new deposits be found to meet future demand". * The 100% owned Atlanta Gold Project found its window of opportunity with gold price levels rising above U.S.$300 on a sustained level and even surpassing U.S.$350/oz in January of 2003. As a result of these important events the Atlanta Gold Project's development activities were accelerated and plans for 2003 are to carry out metallurgical leach testing to be followed by a bankable feasibility study. Fears of a war in the Middle East, a weakening U.S. dollar and moves by gold producers to unravel their hedged positions, all pushed gold higher. As these trends are of a longer duration gold is expected to test the U.S.$400 level during the year 2003. We are excited about the present and future prospects, including growth opportunities for Twin Mining. We thank our shareholders and stakeholders and look forward to their continuing support and loyalty. We also thank our employees, directors, consultants and contractors for their dedication and excellent work.

/s/ Hermann Derbuch

Hermann Derbuch, P.Eng.

Chairman, President & CEO

January, 2003

* Diamond Trading N.V. of Antwerp, Belgium, Internal Report

Jackson Inlet Diamond Project

Baffin Island,Nunavut 100%ownership Accomplishments

Twin Mining has recovered more than 50 carats of gem quality diamonds from a series of trench and pit mini-bulk samples obtained from outcropping kimberlite on the Freightrain pipe. This approach established the prospectivity of the Freightrain pipe early in the exploration phase of the project as well as establishing what is believed to be a new kimberlite province. Management is encouraged by these results and is excited to be at the beginning of a significant exploration effort. The first core-drilling program of 1,108 meter commenced in 2001 with 17 holes drilled into the Freightrain pipe. 15 core holes intersected 315 meter of kimberlite weighing 1,105 kg. The objective to test the continuity of kimberlite at depth was accomplished. Diamond analysis data of drill core were consistent with mini-bulk sample results.  A two hole, 331 meter, core-drilling program on Cargo-1 intersected 231 meter of kimberlite weighing 925 kg. The analysis of diamond data found encouraging higher-grade sections along the length of the holes.

The ambitious 2001 exploration program delivered the following results in 2002:

Six mini-bulk samples, ranging from 2.49 to 76.30 tonnes and totalling 228.19 tonnes, obtained from selected exposures of the Freightrain kimberlite, were delivered in late 2001 to, and processed by, Lakefield Research Limited's Diamond Exploration Services DMS (dense media separation) facility in Lakefield, Ontario. Preliminary results are very encouraging with the recovery of diamonds of a quality and in quantities that underscore the potential for commercial quantities at Freightrain and the overall exploration potential of the Jackson Inlet area. Diamond results from 1,105 kg Freightrain kimberlite core samples and 925 kg Cargo-1 kimberlite core samples indicate continuity of diamond grade to pipe depths of 206 meter and 150 meter respectively. Sampling, handling and transporting of sample material adhered to industry QA/QC procedures and were audited by MPH. Diamond extraction and analysis of mini-bulk samples was provided by Lakefield who are accredited by the Standards Council of Canada and CAEAL for specific registered tests. AMEC monitored sample handling and processing procedures at Lakefield on an ongoing basis.

Freightrain Diamonds Recovered from Mini-Bulk Samples

P

pit sample site	sample dry weight (tonnes)	total carats	largest stone, weight (carat)
JI-1	76.30	17.309	1.557
JI-3	56.86	7.454	0.384
JI-4	41.87	14.083	0.867
JI-5	23.72	2.525	0.936
JI-5S	2.49	0.302	0.133
JI-6	26.95	4.535	0.466
TOTAL	228.19	46.208

it Sample Site Sample Dry Weight (ca

Results are very encouraging with the recovery of the property's first 1.557 carat gem quality diamond as part of a combined parcel of 46.208 carats wherein 30 diamonds are between 0.25 and 1.557 carats.

Freightrain Mini-Bulk Samples Results by Screen Size and Number of Diamonds

sample number	sample weight	+4.75mm	3.35 to 4.75mm	2.36 to 3.35mm	1.70 to 2.36mm	1.18 to 1.70mm	0.85 to 1.18mm	total
	(tonnes)	# stones	# stones	# stones	# stones	# stones	# stones	# stones
JI-1	76.30	2	5	21	40	93	96	257
JI-3	56.86			10	21	64	74	169
JI-4	41.87		1	15	49	100	108	273
JI-5	23.72		1	2	4	16	21	44
JI-5S	2.49				2	3	1	6
JI-6	26.95		1	1	15	49	54	120
TOTAL	228.19	2	8	49	131	325	354	869

Freightrain Mini-Bulk Samples Results by Screen Size and Carat Weight

sample number	sample weight	+4.75mm	3.35 to 4.75mm	2.36 to 3.35mm	1.70 to 2.36mm	1.18 to 1.70mm	0.85 to 1.18mm	total
	(tonnes)	(carat)	(carat)	(carat)	(carat)	(carat)	(carat)	(carat)
JI-1	76.30	2.346	3.050	4.224	3.377	3.107	1.205	17.309
JI-3	56.86			2.734	1.735	2.066	0.919	7.454
JI-4	41.87		0.868	4.132	4.411	3.359	1.313	14.083
JI-5	23.72		0.936	0.538	0.260	0.484	0.307	2.526
JI-5S	2.49				0.210	0.086	0.006	0.302
JI-6	26.95		0.285	0.466	1.540	1.567	0.677	4.535
TOTAL	228.19	2.346	5.139	12.094	11.532	10.669	4.427	46.208

Diamonds, retrieved from the combined mini-bulk samples, were examined by Diamond Trading who found the quality profile of the diamonds to be promising, with a high colour and purity grading of the sawable and makeable stones and the absence of boart. Their findings are extremely encouraging for the project economics although they are based on a small sample (869 diamonds, all greater than 0.85 mm square mesh sieve size and, in aggregate 46.208 carats) and therefore should be considered preliminary only and not necessarily reflective of future results.

Of importance are the results of diamond grade modelling, as determined by AMEC, indicating that projected grades are significantly higher than recovered grades. The nature of diamond distribution within kimberlite is such that the relatively small mini-bulk sample size, as compared to feasibility stage bulk samples that may consist of several thousand tonnes of material, requires that modelled grades should be considered as indicative rather than absolute and as such are within a broad range of possible values. Additionally, actual grades would also be subject to recovery factors based on the overall efficiency of a commercial processing plant.

Jackson Inlet Diamond Project

Baffin Island,Nunavut 100%ownership (continued)

Freightrain Modelled Mini-Bulk Sample Grades

sample		carat weight (+0.85mm)	recovered grade +0.85 mm (ct / tonne)	modelled grade +0.85 mm (ct / tonne)
name	dry weight tonnes
JI-1	76.3	17.308	0.227	0.5
JI-3	56.9	7.454	0.131	0.2
JI-4	41.9	14.083	0.336	0.5
JI-5	23.7	2.526	0.107	0.1
JI-5S	2.5	0.302	0.121	0.1
JI-6	26.9	4.535	0.169	0.3
Total	228.2	46.207	0.202	0.4

Twin Mining Diamond Project Claim Locations

2002 Exploration Program

Mineral claim holdings were increased during the year to secure areas thought to be prospective for kimberlite. Thirty-two claims (in aggregate 82,640acres or 334.43 sq. km) were acquired, securing various targets, within 80 km south and east of the southern boundary of the main Twin Mining claim block. Total property holdings now stand at 111 claims covering 244,487 acres or 989 sq. km.

To advance the Jackson Inlet Project, Twin Mining is pursuing a multi phase exploration program. The two main objectives for the 2002 exploration season were the evaluation of known potential kimberlite targets by drill testing, and ongoing surface exploration designed to identify potential targets for drill testing. Work started with Phase-1 comprising ground magnetometer and gravity surveys, soil sampling and core drilling on known pipes and previously identified airborne magnetometer anomalies. Soil samples and drill core samples are presently being processed at Lakefield. Ground magnetic surveys (321 sq. km) of 13 target areas (including Freightrain and Cargo-1), as defined by 2001 aeromagnetic surveys were designed to resolve and position magnetic anomalies believed to be in response to kimberlite prior to drilling.

Sample

Review and Program Objectives for 2003

Results obtained to date are extremely encouraging and are indicative of the existence of gem quality diamonds in kimberlite and the potential for commercial quantities at Freightrain. Whereas the Freightrain pipe remains an important exploration target, the results also serve to highlight the potential of the entire Jackson Inlet area. These results clearly support management's decision to continue exploration on the property in 2003, including:

o establishing the geometry of the Freightrain

kimberlite pipe by continued definition drilling,

o continued Phase-1 drill testing of potential

kimberlite targets identified on the basis of the 2001 aeromagnetic survey,

o additional aeromagnetic surveying of selected

claim blocks acquired in 2001 and 2002, as well as,

o soil sampling and ground magnetics over selected

claims and target areas, respectively.

TORNGAT Diamond Project

Nunavik,Northern Quebec 100%ownership

The TORNGAT property consists of 3 mine exploration permits totalling 327 sq. km. Twin Mining's exploration efforts to date have been directed towards a series of 5 diamondiferous kimberlite dyke systems that strike over a total combined length of 37 km. In 2002, samples from two anomalously diamon-diferous dyke segments were processed. Fifteen samples, ranging in weight from 24 kg to 100 kg were analyzed for diamonds by caustic fusion (100-micron cut-off size), with selection and description being completed by Lakefield and reviewed by AMEC. The location of the two dyke segments, consisting of the 900 meter and 400 meter segment respectively, is shown in the accompanying figure. Analytical results are tabulated below.

TORNGAT North Area - Sampling Results

N
900 m TORNGAT North Dyke Segment
578.5 kg, 349 diamonds,
0.174 total carats
400 m TORNGAT North Dyke Segment
432 kg, 197 diamonds,
0.129 total carats
GL12
887572
DB-08
DB-07
GL10
887573
DB-09
GL-09
887574
DB-03
GL08
887575
DU Site
Character
DB-02
DB-04
DB-05
GL06
DB-01
887587
DB-06
GL07
887588
P.E.M. 1459
P.E.M. 1462
382 000 E
6 598 000 N
Legend
Kimberlite Dyke
Sample Location
GL-09
887574
100 kg samples
24 kg samples
Trench
SCALE
500 m
TORNGAT North
SCALE
0 4 km

TORNGAT Project

TWIN MINING CORPORATION

Dyke Segment Diamond Summary according to square mesh sieve analysis provided by Lakefield

sampled segment	900m dyke segment (578.52kg)		400m dyke segment (432kg)
sieve size (mm square mesh)	number of diamonds	weight of diamonds (carats)	number of diamonds	weight of diamonds (carats)
0.85 to 1.18	3	0.042511	3	0.03471
0.600 to 0.850	10	0.046633	12	0.05098
0.425 to 0.600	27	0.038755	14	0.019630
0.300 to 0.425	38	0.020585	19	0.010965
0.212 to 0.300	69	0.015260	38	0.007840
0.150 to 0.212	99	0.007448	50	0.003230
0.100 to 0.150	103	0.002725	61	0.001585
Total	349	0.173917	197	0.128940

Samples listed in this table make up the 900 meter TORNGAT North dyke segment

sample no.	Sample weight kg	diamonds recovered	total diamond weight in sample (carats)
GL10	101.80	99	0.026835
887573	24.00	32	0.006175
DB09	100.00	60	0.017590
GL09	72.52	47	0.030285
887574	24.00	14	0.002190
DB03	100.00	43	0.015010
GL08	81.25	20	0.032385
887575	24.00	2	0.000060
DU character	50.95	32	0.043387
TOTAL	578.52	349	0.173917

Notes: 1) 13 diamonds measure greater than 0.5 mm in three dimensions and

2) 41 diamonds measure greater than 0.5 mm in two dimensions.

Samples listed in this table make up the

400 meter TORNGAT North dyke segment

sample no.	Sample weight Kg	diamonds recovered	total diamond weight in sample (carats)
DB04	100.00	36	0.021595
DB01	100.00	63	0.029975
887587	24.00	15	0.021265
DB06	100.00	53	0.011465
GL07	84.00	29	0.042070
887588	24.00	1	0.002570
TOTAL	432.00	197	0.128940

Notes: 1) 12 diamonds measure greater than 0.5 mm in three dimensions and

2) 28 diamonds measure greater than 0.5 mm in two dimensions.

Largest diamonds recovered to date from the 900 meter and 400 meter dyke sections are 2.90 x 2.50 x 1.80mm (0.065 ct) and 1.85 x 1.25 x 1.07mm(0.0142 ct), respectively. The diamonds are very white, mostly transparent and of high preservation, as previously described by Lakefield.

These results and work to date on the project relate to exposed dyke intervals that strike roughly at right angles to stratigraphy. Cross faults, that are believed to occupy overburden covered valley floors, also intersect dykes at right angles and potential exists for dyke width enhancement where dykes and cross structures meet. Additional surveying and ultimately diamond drilling would be required to evaluate overburden covered sections of the dyke. Twin Mining's diamond project focus in 2003 is directed towards its large tonnage potential Jackson Inlet Project. To advance the TORNGAT Project in the coming year management will pursue other options, including Joint Venture participation.

Atlanta Gold Project

Elmore County,Idaho,U.S.A.100%ownership

The Atlanta Gold Project, 100% owned by Twin Mining, was reactivated once it became evident that the price of gold had risen above U.S.$300 on a sustained basis. The Atlanta Gold Project is now advancing rapidly toward preparation of a final feasibility study and a production decision expected by the first quarter of 2004.

Environmental Audit

Montgomery Watson Harza, an environmental consulting firm experienced in mine permitting, was retained in May 2002 to conduct a review of the existing environmental baseline data and recommend a program to update our information for a new Environmental Impact Statement (EIS).

A Draft Environmental Impact Statement (DEIS) had been prepared for Atlanta by the U.S.D.A. Forest Service, Boise, National Forest in l989.

A great advantage for the project is the extensive amount of baseline data which currently exists on the project and can be used to update the existing DEIS. This should help to reduce the lengthy permitting process significantly. The existing environmental resource information is planned to be updated during the summer field season of 2003 at an estimated cost of U.S.$380,000.

Metallurgical Drilling Program

To confirm extensive previous in-house and third party test work (more than 50 column leach tests) and simulate conventional heap leach conditions, a metallurgical column testing program is planned using fresh mineralization representative of the Monarch and the Idaho deposits. The metallurgical drilling program was designed by Twin Mining's staff and reviewed by Behre Dolbear. Drilling commenced on October 23, 2002. A total of 1,284 meters (4,211 feet) was drilled on 13 core holes using HQ size core (63.5mm / 2.5 inch diameter). Nine holes were drilled into the Monarch ore body and four holes were drilled into the Idaho ore body. One of the four holes was a geotechnical hole, which was drilled into the south wall of the Idaho ore body. Split core samples were collected in 3 meter increments and were assayed for gold using a 500 gram cyanide bottle roll test as a first step in determining gold recovery characteristics.

Monarch Deposit

hole #	dip	mineralized interval	core length	assay
				oz/ton	g/tonne
D02-14W05	50[o]	147'-177' 227'-267'	30' 40'	0.103 0.061	3.52 2.09
D02-10W06	54[o]	30'-148'	118'	0.061	2.09
D02-8W07	60[o]	142'-322' or 142'-362'	180' 220'	0.076 0.066	2.61 2.25
D02-6W08	56[o]	90'-158' 181'-301' or 181'-341'	68' 120' 160'	0.054 0.059 0.050	1.86 2.02 1.70
D02-5W09	65[o]	55'-360' incl. 265'-360'	305' 95'	0.065 0.120	2.23 4.10
D02-1W10	68[o]	95'-185' 285'-409.5' 425'-465'	90 124.5' 40'	0.029 0.039 0.149	0.99 1.33 5.08
D02-1E11	64[o]	196'-282' incl. 246'-282' incl. 256'-266'	86' 36' 10'	0.231 0.481 1.030	7.91 16.5 35.3
D02-3W12	54[o]	10'-70'	60'	0.168	5.76
D02-3E13	56[o]	100'-290'	190'	0.058	1.97

Idaho Deposit

hole #	dip	mineralized interval	core length	assay
				oz/ton	g/tonne
D02-36W01	60[o]	0'-280'	280'	0.046	1.56
D02-34W03	57[o]	10'-310'	300'	0.046	1.56
D02-31W04	60[o]	10'-305'	295'	0.039	1.32

Environmental/Geotechnical Hole for Wall Rock Sample

Hole #	dip	mineralized interval	core length	assay
				oz/ton	g/tonne
D02-34W02*	58[o]	20'-150'	130'	0.014	0.46

All of the holes were drilled as angle holes ranging from -45 to -60 degrees which cut across the width of the shear zone (which is 18 to 55 meters wide) to obtain representative samples of gold mineralization. Mineralized drill core was sawed lengthwise with one half of the core saved for metallurgical testing, one quarter for assaying, and one quarter was saved for reference.

Metallurgical Testing Program

The metallurgical testing program is scheduled to start early in the first quarter of 2003 and conclude by the end of the second quarter. The program is designed to produce up to date gold recovery values that will be incorporated into the final feasibility study. Three ore type composites will be made according to gold recovery characteristics obtained from the results of the 500 gram cyanide bottle roll tests; high gold recovery (> 62%), moderate gold recovery (34-61%), and low gold recovery (<34%). Atlanta ores have undergone extensive metallurgical testing over the years, including over 50 column leach tests. However, most of these tests were done in-house, used primarily coarse crush sizes (38.1to 50.8 mm, 1 1/2 (one-half) to 2 inches) and were leached for relatively short periods of time (approx. 60 days). A close examination of the historic metallurgical data and a limited amount of column test data from l998 indicates that finer crushing and a longer leach time will significantly improve the gold recovery over what was achieved in previous work, especially for the moderate and low recovery ores. Hole # Dip Mineralized Core Length Assay

Approximately fifteen column leach tests are planned and will be carried out at an independent metallurgical laboratory. The columns will be operated for up to 120 days with crush sizes ranging from 9.51 to 38.1mm (3/8 to 11/2 (one-half) inches). A full suite of metallurgical and environmental data is scheduled for collection to support both the feasibility study and the environmental planning and permitting efforts. Final Feasibility Study A final economic feasibility study is scheduled to begin during the second quarter of the year and is targeted for completion in the first quarter 2004. Following the project outline in the l998 Behre Dolbear Scoping Study, a conventional open pit, cyanide heap leach operation is planned. The measured mineral resource, calculated for the two deposits with a cut-off grade of 0.68 grams per tonne (0.02 ounce per ton), is 18,042,000 metric tonnes grading 1.9 grams of gold per tonne. The resource by deposit is shown. The feasibility study will incorporate the new gold recovery information from the metallurgical testing program, develop final capital and operating costs for the project, and calculate a mineable reserve from the measured mineral resource. This new cost and reserve information will then be used to determine the most economic mining schedule for Atlanta and set the stage for construction and gold production currently targeted for 2005.

Leach Recovery As A Function of Crush Size

Percent Recovery
70
60
50
40
30
20
10
0
0
20
40
60
80
Days Leached
A-21 2" Crush
A-22 1 " Crush
A-23 1/2" Crush

Environmental Permitting

In parallel with the metallurgical testing program and feasibility study, an Environmental Impact Statement (EIS) will be prepared in compliance with the United States National Environmental Policy Act (NEPA). The Atlanta Gold Project has a tremendous advantage in this area, since it has most of the baseline environmental data needed for an EIS and in fact, had previously prepared a Draft EIS in l989. Most of this information is still valid for the current project and will be updated during the summer season of 2003.

Key components of the process are underway: the preparation of a Memorandum of Understanding (MOU) between the U.S. Forest Service and Twin Mining, an updated Plan of Operations, and a new Reclamation Plan. The MOU serves to outline each party's responsibilities and lay out the procedures and timetable for the EIS process. The Plan of Operations is a preliminary description of the mining operation that is proposed by Twin Mining and is used as the basis for public scoping and the development of the data required for the EIS. Based on the Plan of Operations, a Reclamation Plan is prepared to outline the proposed methods and timing to reclaim the mining and processing areas after the project has ceased production. These three items are scheduled to be completed in the first quarter of 2003. During this time, the independent, third party contractor will be selected by the U.S. Forest Service to prepare the EIS.

Current plans are to complete the DEIS by the second quarter of 2004 and the final EIS in the first quarter of 2005. Twin Mining has maintained close ties with both state and federal regulatory authorities during the past several years and has been proactive in soliciting support. Meetings have been held with the Idaho Governor's office, Idaho Department of Lands, the U.S. Senators from Idaho, and the Environmental Protection Agency. We strongly believe that a partnership approach to the permitting process, where everyone participates, will allow us to proceed quickly and efficiently to final approval of our EIS.

Atlanta Gold Project Mineral Resources by Deposit

	mineral resources						total
	measured resource		inferred resource		total
	tonnes	gold	tonnes	gold	tonnes	gold	tonnes
		g/tonne		g/tonne		g/tonne
monarch	9,959,000	2.3			9,959,000	2.3	22.9
open pit

idaho	8,083,000	1.3			8,083,000	1.3	10.8
open pit
total measured	18,042,000	1.9			18,042,00	1.9	33.7
mineral & inferred					0

resource	40,800	11.6	670,400	10.3	711,200	10.6	7.5
underground

Layuh Gold Project

Kalimantan,Indonesia

Twin Mining has an 85% Joint Venture interest in the Layuh gold exploration project, located on the Island of Kalimantan with its Indonesian partner

PT Harita Jayaraya. The project is held by Twin Mining through its 100% owned subsidiary Twin Gold Cayman Corporation. The Layuh Project is located in East Kalimantan and is being kept on care and maintenance until an improved political and economic environment allows a reassessment of Twin Mining's options to advance the property. Since the Indonesian government granted Twin Mining a Seventh Generation Draft C.O.W.

(Contract of Work) and extensions for the Approval in Principle, Indonesia introduced new mining laws that transferred increased powers to the provinces, including extensions for Approvals in Principle. Twin Mining's most recent request (2002) for an extension for the Approval in

Principle was filed again with the Central Government in Indonesia. The Central Government advised Twin Mining that it has directed the Governor of Kalimantan, Selatan to grant the Approval in Principal.

MANAGEMENT DISCUSSION AND ANALYSIS

(The following discussion and analysis should be read in conjunction with the consolidated financial statements and the corresponding notes)

Summary

Twin Mining Corporation the ("Company"), has been an exploration-stage mineral resource company since inception and has undertaken gold exploration and mine development activities since 1994. Since June 1999, the Company has focused on diamond exploration in Canada. In 2002, the Company reactivated development activities on its Atlanta Gold Property and, also, continued to direct its efforts towards diamond exploration on its Jackson Inlet Diamond Property.

TORNGAT Diamond Property

In 1999, the Ministere des Ressources naturelles du Quebec had granted the Company four contiguous Mine Exploration Permits for a period of five years that cover an area of 444 sq. km on the eastern coast of Ungava Bay in Northern Quebec. In 2000, a fifth permit covering 62.85 sq. km was granted for five years. In 2001, the Company renewed three of the permits covering an area of 327 sq. km and wrote off costs of $218,060 from the two abandoned properties. In 2002, these three permits were again renewed. In January 2003, the results of the analysis of 15 grab samples taken in 2001 from its TORNGAT North dyke system reveals that they are consistent with the results of high quality, high purity and very white diamonds taken from the mini-bulk sample of 2000. Since the Company's diamond exploration focus is on its large tonnage potential Jackson Inlet Diamond Property (see next paragraph), the Company is pursuing several options, including seeking joint venture participation, to advance the property further.

Jackson Inlet Diamond Property

On April 27, 2000, the Company signed a letter agreement with Helix Resources Inc. ("Helix"), a private company based in Niagara Falls, for a second diamond property covering three mining claims totaling 28.85 sq. km (7,128.5 acres) staked on the Jackson Inlet Property on the Brodeur Peninsula of Baffin Island ("Jackson Inlet"). One of the claims, covering 10.03 sq. km (2,480 acres), was subsequently allowed to lapse. In 2000, the Company staked another 16 claims covering 106.39 sq. km (26,289.85 acres) close to the claims acquired above by paying an initial filing fee of $2,629. On December 15, 2000 the Company exercised its right to the Jackson Inlet mining claims by paying $50,000 in cash and issuing 30,000 common shares of the Company to Helix. By the end of 2000, the total area staked in the region was 125.21 sq. km (30,938.35 acres). In 2001, the Company staked another 61 mineral claims in the region covering a further 529.77 sq. km (130,908.35 acres) by paying initial filing fees of $13,091. By the end of 2001, the Company held a 100% interest in 79 mineral claims totaling 654.97 sq. km (161,846.7 acres). During the current year, another 32 mineral claims covering a further 334.43 sq. km (82,640 acres) were staked and the Company paid an initial filing fee of $8,264. By the end of 2002, the Company owned a 100% interest in 111 mineral claims totaling 989.4 sq. km (244,486.7 acres) within the region. In September 2002, the Company completed geophysical and core-drilling programs in the region. The Company is expecting the results from these programs in early 2003. The 2003 exploration programs on Jackson Inlet will be based on those results.

Atlanta Gold Property

The Company's goal has always been to continue the development of the Company's gold assets, particularly the advanced Atlanta Gold Project ("Atlanta") in Idaho, USA, with a view to concluding a bankable feasibility study at the earliest possibility, upon a sustained improvement in gold prices. As the price of gold consistently exceeded US$300 per ounce in early May 2002, including reaching a 5-year high of US$327 per ounce, the Company reactivated Atlanta by carrying out an environmental audit of existing environmental baseline data in June 2002 and completing a 13-hole core drilling program totaling 1,264 metres (4,211 feet) in early December 2002. In 2003, a metallurgical leach testing program will be carried out. The results from this test program will provide the input for the bankable feasibility study leading to a production decision in early 2004. In December 2002, the Company increased its operating interest in Atlanta from 80% to 100% (see note 3(c)).

Indonesia Gold Property

The Company's Layuh Property, located on the Island of Kalimantan, Indonesia, remains on care and maintenance, awaiting political and economic stability. In 2001, it was written down to $1,432,298. The Saran Property was transferred to Indotan Inc. as part of the legal claim that was settled with Indotan Inc. in October 2001.

Liquidity and Capital Resources

All proceeds received from financing activities for 2002 came from two private offerings. The first offering was completed in December 2002 for gross proceeds of $3,255,000 by issuing of 6,510,000 flow through common shares of the Company and warrants to purchase another 3,255,000 common shares of the Company at $1.00 per share. In the second offering, members of management of the Company paid $45,000 to subscribe for a total of 90,000 flow through common shares of the Company. Net proceeds from these private offerings totaled $2,939,192, net of share issue costs of $360,808, including $226,100 paid as underwriting fees to the agent of the first offering. The agent was also granted purchase warrants to acquire 586,000 common shares of the Company at $0.50 per share. All warrants expire within two years from date of grant. The Company is confident it will be able to raise the additional funds necessary to continue exploring its Jackson Inlet Diamond project and advancing the development of its Atlanta Gold project in 2003.

The working capital of the Company at December 31, 2002 was $1,108,557, a decline of $830,747 from the 2001 fiscal year, primarily, as a result of costs incurred in reactivating development of Atlanta.

In 2001, total proceeds received from financing activities of the Company was $719,143, which consisted of the issuance of 2,625,005 common shares of the Company upon the exercise of common share purchase warrants and employee stock options.

The working capital of the Company at December 31, 2001 was $1,939,304, a decrease of $4,949,429 from December 31, 2000, as a result of the diamond exploration programs carried out in 2001 and described in more detail below (see "Results of Operation-2001").

In 2000, the gross proceeds received from financing activities of the Company totaled $10,401,852. This consisted of: (a) 7,600,950 flow through common shares and 2,801,371 common shares issued at $0.85 per share (net of share issue costs of $1,093,762); (b) 4,897,664 common share purchase warrants exercised for $1,477,879; and (c) 300,000 employee stock options exercised for $82,000.

The working capital of the Company at December 31, 2000 was $6,888,733, an increase of $5,101,966 over December 31, 1999, as a result of the additional financing completed in 2000.

To December 31, 2002, the Company has spent $14,237,752 to lease, explore and develop the Atlanta Gold Property. On February 2, 1999, the Company signed a Lease/Option to Purchase Agreement with Monarch Greenback, LLC ("Monarch") relating to Monarch's surface and mineral rights to the Atlanta Gold Property. During the term of the ten-year lease, the Company has the option to purchase such surface and mineral rights for the purchase price of US$2,075,000, and Monarch is entitled to receive minimum annual lease payments and a net smelter return royalty on any production. The annual lease payments are credited against the obligation of the Company to make royalty payments. If the purchase option is exercised, the existing minimum annual lease payments on such surface and mineral rights will be terminated and replaced by a net smelter royalty of 0.5% of sales if the average realized gold price is US$365 per ounce or less. For each US$1 increase in the average realized gold price over US$365 per ounce, the net smelter royalty will be increased by 0.01% to a maximum rate of 3.5%. Under this agreement, an amount of US$100,000 held in trust under the terms of a prior agreement with Monarch was paid to Monarch in February 1999. Commencing in 2001, the Company will pay US$50,000 annually to Monarch for the remaining eight years of the term of the lease. The US$800,000 cumulative balance will be added to the purchase price of the surface and mineral rights. The option price to purchase the surface and mineral rights will now total US$2,875,000 (see note 3(c)).

Results of Operations

The results of operations of the Company reflect the overhead costs incurred during the acquisition, exploration and mine development stages to keep the Company in good standing with various regulatory authorities and to provide the infrastructure to administer these acquisition, exploration, mine development and financing activities. Also reflected in the loss for the period is the write-off of deferred mineral costs of properties the Company has acquired, explored and ultimately abandoned. General and administrative costs can be expected to increase or decrease in relation to changes in the administrative activity required as exploration continues on the Jackson Inlet and TORNGAT diamond properties and development resumes on the Atlanta Gold Property.

2002

General and administrative expenses for the year ended December 31, 2002 remained relatively unchanged from similar expenses incurred in 2001, except that no Part XII.6 tax was incurred in 2002 compared to $135,825 in Part XII.6 incurred in 2001. Conversely, interest income for the year declined by approximately 88% to $23,767 from $210,655 in 2001 due to lower bank balances reflecting expenditures being incurred on both Jackson Inlet and Atlanta. In 2003, Part XII.6 tax will, again, be incurred due to the flow through share financing completed in December 2002.

Property acquisition, drilling and field exploration, and project administration expenditures incurred on Jackson Inlet totaled $2,238,288 during 2002 (compared to $3,946,298 incurred in 2001). These costs relate to ground geophysical surveys, core drilling program, and soil sample extraction and analysis done in 2002 (compared to a mini-bulk sampling program and a 6,641-line kilometre air-borne geophysical survey completed in 2001). Costs incurred on TORNGAT during 2002 totaled $72,779, compared to $622,862 incurred in 2001 (before writing off $218,060 relating to two abandoned exploration permits, which were allowed to lapse in 2001). Total mine development expenditures incurred on Atlanta in 2002 was $475,900 (compared to $12,649 incurred in 2001). Included in these costs were $310,715 for completing a 13-hole core-drilling program, $61,091 for risk and sample analysis and $42,397 for consulting fees.

2001

General and administrative expenses for the year ended December 31, 2001 increased by approximately 11% to $986,984 from $883,166 in 2000. This increase primarily reflects: (a) costs relating the Public Offerings in December 1999 and May 2000 which resulted in $135,825 in Part XII.6 tax paid or payable to Canada Custom and Revenue Agency ("CCRA") (formerly Revenue Canada) prior to March 2002, whereas no Part XII.6 tax was owing in fiscal 2000; (b) an increase in salary expenses from fiscal 2000, with the addition of head office personnel during the year; and (c) a 27% increase in investor relations costs from fiscal 2000, due primarily to increased investor relations activity during the year. In addition, interest income for the year declined by approximately 25% to $210,655 from $280,667 in 2000, due primarily to lower bank balances as funds were expended on the Jackson Inlet diamond property acquisition and exploration program undertaken during the year and also due to lower interest rates during 2001. Offsetting some of this increase in operating expenses in 2001, compared to fiscal 2000, was a 46% decline in legal fees to $74,797 reflective in part of the settlement of two legal claims against the Company in the year (see note 4(d)).

During the year, the May 1999 gold call option contracts expired. The value of these contracts are marked to market annually, with the resulting gains and losses included in income for the year. In 2001, the mark to market gain on the gold call options transaction was $51,450, compared to $75,550 in fiscal 2000 and $29,188 in fiscal 1999 (see note 5).

Mineral property costs for the Layuh Gold Properties were written down to $1,432,298. The $1,158,296 write-down reflects gold exploration and project administration costs incurred since 1997 and the cost of the two legal claims settled during the year (see note 4(d)).

Total diamond property acquisition, drilling and field exploration, and project administration expenditures on the TORNGAT Property for the year were $32,700 (see note 3(a)), $504,946, and $10,216 respectively, for a total of $547,862 compared to $50,685, $2,689,259, and $21,718 respectively, for a total of $2,762,259 incurred in 2000. Conversely, similar expenditures for Jackson Inlet for the year were $129,918, $3,773,516, and $42,864 respectively, for a total of $3,946,298 compared to $74,376, $415,731, and $28,085 respectively, for a total of $518,192 incurred in 2000. The primary reason for these changes in 2001 is because the diamond property acquisition and field exploration activities focused on the Jackson Inlet Property, whereas, the focus in 2000 was on the TORNGAT Property. Also, the Company decided that two of the permits in the TORNGAT Property covering an area of 179.85 sq. km be allowed to lapse in 2001 and $218,060 relating to diamond property acquisition and exploration costs incurred in prior years in respect of these permit areas was written off in the year. Net holding and gold exploration and mine development expenditures for Atlanta Gold for the year were $129,505 compared to $280,583 for fiscal 2000 because annual royalty advances were reduced during the year (see note 3 (c)). Net project administration and general costs in 2001 in Indonesia were $6,233 compared to $52,129 in 2000 because of a decline in legal fees incurred during the year.

2000

General and administrative expenses for the year ended December 31, 2000 increased to $883,166 from  $703,952 in 1999. This increase primarily reflects costs relating to changing the Company's name to reflect its focus on diamond and gold mining and continuing into the Province of Ontario which resulted in: (a) a 41% increase in legal costs, and (b) 95% increase in investor relations costs. The increase in interest income for the year, to $280,667 from $3,785 in 1999, reflects higher bank balances during the year as a result of the Public Offerings completed in December 1999, and again, in May 2000 (see note 4(d)). The increase in interest income more than offset the increase in operating expenses, resulting in an improved net operating position for the fourth consecutive year.

During the year, the mark to market gain on the gold call options transaction increased to $75,550 from $29,188 in 1999.

Mineral property costs for the Saran Gold Properties were written down to $294,377. The $2,412,900 write-down reflects exploration and project administration costs incurred since 1998.

Total property acquisition, drilling and field exploration, and project administration expenditures on TORNGAT Property for the year were $50,685 (see note 3(a)), $2,689,856, and $21,718, respectively for a total of $2,762,259. Similar expenditures for Jackson Inlet for the year were $74,376, $415,731, and $28,085 respectively, for a total of $518,192.Net holding and exploration expenditures for Atlanta Gold for the year were $280,583. Net holding costs in Indonesia were $52,129.

Uncertainties and Risk Factors

The Company does not currently hold any interest in a mining property in production and its future success depends upon its ability to find, develop, exploit and generate revenue from mineral deposits. Exploration and development of mineral deposits involve significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate and there can be no assurance that any of the Company's current projects will ultimately be developed into a profitable mining operation. A number of factors beyond the control of the Company may affect the marketability of any diamonds, gold or any other minerals discovered. Resource prices have fluctuated widely and are beyond the Company's control. Revenue and profitability will be determined by the relationship of the Company's production costs and in respect of diamonds, the relative quality of the diamonds extracted, to resource prices.  The effect of these factors cannot accurately be predicted. The Company has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's properties with the possible dilution or loss of such interests. The operations of the Company require licenses and permits from various governmental authorities and while the Company currently holds all necessary licenses and permits required to carry on its activities and believes it is complying with such licenses, permits and all applicable laws and regulations, such licenses, permits and laws are subject to change and there can be no assurance that the Company will in future be able to obtain all necessary licenses and permits. Furthermore, the cost of complying with changes in governmental laws and regulations has the potential to reduce the profitability of future operations. The acquisition of title to mineral projects is a very detailed and time-consuming process and although the Company has taken precautions to ensure that legal title and interest to its properties are properly recorded, there can be no assurance that the interests of the Company in any of its properties may not be challenged or impugned.

Forward Looking Statements

Statements in this report that describe the Company's objectives, estimates, expectation or predictions and other statements in this report preceded by words such as "should", "anticipate" or similar expressions may be "forward looking statements" within the meaning of applicable securities legislation. The Company cautions that such statements involve risk and uncertainty and that actual results could differ materially from those expressed or implied. Important factors that could cause differences include, but are not limited to, global diamond and gold prices and supply and demand, changes in government regulation, competitive factors, litigation and other factors including those set out in the annual report on form 20-F of the Company as filed with securities regulatory authorities.

Management's Report on the Consolidated Financial Statements

The accompanying consolidated financial statements of Twin Mining Corporation (formerly Twin Gold Corporation) have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgement. Management maintains a system of internal controls adequate to provide reasonable assurance that transactions are authorized, assets are safeguarded and records are maintained.

The Audit Committee comprises three independent directors and meets with management and the Company's auditors, PricewaterhouseCoopers LLP, to review the consolidated financial statements before they are presented to the Board of Directors for approval.

PricewaterhouseCoopers LLP have examined these consolidated financial statements and their report follows.

/s/ Hermann Derbuch

/s/ Domenico Bertucci

Hermann Derbuch, P. Eng.

            Domenico Bertucci, CA

Chairman, President and

Chief Financial Officer

Chief Executive Officer

Independent Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Twin Mining Corporation as at December 31, 2002 and 2001 and the consolidated statements of loss, cash flow, shareholders' equity and mineral properties for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material aspects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

January 10, 2003

TWIN MINING CORPORATION

CONSOLIDATED BALANCE SHEETS
As at December 31, 2002 and 2001
(in Canadian dollars)		2002	2001

ASSETS
Current assets
Cash and cash equivalents		$1,650,789	$2,546,591
Receivables		31,770	36,317
Prepaid expenses		83,089	79,586
Supply inventory (note 3(b))		111,972	156,639
		1,877,620	2,819,133

Mineral properties (note 3)		25,688,484	22,747,576

Capital assets		42,562	42,189
		$27,608,666	$25,608,898

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$769,063	$879,829

Contingency and commitments (note 8)

SHAREHOLDERS' EQUITY
Capital stock		47,931,153	44,964,961

Accumulated deficit		-21,091,550	-20,235,892
		26,839,603	24,729,069
		$27,608,666	$25,608,898

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board

/s/ Hermann Derbuch	/s/ Alfred Powis

Hermann Derbuch	Alfred Powis
Director	Director

CONSOLIDATED STATEMENTS OF LOSS
For the years ended December 31, 2002, 2001 and 2000

(in Canadian dollars)	2002	2001	2000

Interest income	$23,767	$210,655	$280,667
Other income (note 5)	-	51,450	75,550

	23,767	262,105	356,217
General and administrative expenses
Salaries	398,471	403,552	369,886
Professional fees	99,345	74,797	137,443
Investor relations	206,797	181,192	142,681
Travel	35,071	14,754	31,611
Interest	-	10,000	894
Administrative and office	65,778	228,379	130,876
Office rent	56,853	50,109	46,944
Depreciation	19,545	24,201	22,831
	881,860	986,984	883,166

Mineral property costs written off (notes 3(a) and (d))	-	1,376,356	2,412,900

(Gain) loss from foreign translation	-2,435	3,512	1,098
	879,425	2,366,852	3,297,164
Loss for the year	$855,658	$2,104,747	$2,940,947

Weighted average number of shares outstanding	74,638,781	72,122,980	59,905,366

Loss per share - basic and fully diluted	$0.01	$0.03	$0.05

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW
For the years ended December 31, 2002, 2001 and 2000

(in Canadian dollars)	2002	2001	2000

Operating activities
Loss for the year	$-855,658	$-2,104,747	$-2,940,947
Add (deduct) items not involving cash:
Mineral property costs written off	-	1,376,356	2,412,900
Depreciation	19,545	24,201	22,831

Mark to market adjustment on gold call options	-	-51,450	-75,550
Net change in non-cash working capital	-65,055	449,016	-342,026
	-901,168	-306,624	-922,792
Financing activities
Issuance of common shares:
For cash, net of issue costs	-	-	2,081,165
For cash, on exercise of warrants	-	569,893	1,477,879
For cash, on exercise of options	-	149,250	82,000

Issuance of flow-through shares:
For cash, net of issue costs (note 4(d))	2,939,192	-	5,667,047

	2,939,192	719,143	9,308,091
Investing activities
Mineral property expenditures	-2,913,908	-4,903,822	-3,593,363

Capital assets	-19,918	-9,110	-31,996

	-2,933,826	-4,912,932	-3,625,359

(Decrease) increase in cash	-895,802	-4,500,413	4,759,940

Cash and cash equivalents, beginning of year	2,546,591	7,047,004	2,287,064
Cash and cash equivalents, end of year	$1,650,789	$2,546,591	$7,047,004

Net change in non-cash working capital items
Receivables	$4,547	$167,828	$-181,549
Prepaid expenses	-3,503	-74,314	-162

Supply inventory	44,667	-156,639	-
Accounts payable and accrued liabilities	-110,766	512,141	-160,315
	$-65,055	$449,016	$-342,026

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES
For the years ended December 31, 2002, 2001 and 2000

(in Canadian dollars)	2002	2001	2000

TORNGAT Diamond Property
Balance, beginning of year	$3,305,437	$2,975,635	$213,376
Drilling, assays and related field work	39,125	579,946	2,739,856
Project administration and general	954	10,216	21,718
Property acquisition and holding costs	32,700	32,700	50,685
Costs recovered during the year (note 3(a))	-75,000	-75,000	-50,000
Property costs written off (note 3(a))	-	-218,060	-
Total expenditures during the year	-2,221	329,802	2,762,259
Balance, end of year	3,303,216	3,305,437	2,975,635

Jackson Inlet Diamond Property
Balance, beginning of year	4,464,490	518,192	-
Drilling, assays and related field work	2,011,282	3,773,516	415,731
Project administration and general	37,704	39,830	28,085
Property acquisition and holding costs	189,302	132,952	74,376
Total expenditures during the year	2,238,288	3,946,298	518,192
Balance, end of year	6,702,778	4,464,490	518,192

Atlanta Gold Property
Balance, beginning of year	13,545,351	13,415,846	13,135,263
Drilling, assays and related field work	475,900	12,649	2,425
Project administration and general	90,923	111,627	124,389
Property acquisition and holding costs	125,578	118,464	209,769
Costs recovered during the year (note 3(c))	-	-113,235	-56,000
Total expenditures during the year	692,401	129,505	280,583
Balance, end of year	14,237,752	13,545,351	13,415,846

Indonesia Properties
Balance, beginning of year	1,432,298	2,142,437	4,503,208

Project administration and general	12,440	448,157	52,129

Property costs written off (note 3(d))	-	-1,158,296	-2,412,900
Total expenditures during the year	12,440	-710,139	-2,360,771
Balance, end of year	1,444,738	1,432,298	2,142,437

	$25,688,484	$22,747,576	$19,052,110

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

(in Canadian dollars)	Shares issued and subscribed		Special Warrants issued
	Number of	Ascribed	Numberof	Ascribed	Accumulated
	shares	value	shares	value	deficit	Total

Balance, December 31, 1999	48,644,060	32,843,335	6,160,328	1,906,592	-15,190,198	19,559,729

Issue of shares for cash
- at $0.85 per flow through share, net of share issue costs (note 4(d))
	7,600,950	5,667,047	-	-		5,667,047
- at $0.85 per common share,
net of share issue costs (note 4(d))	2,801,371	2,081,165	-	-		2,081,165
- at $0.35 per share on exercise of
broker warrants (note 4(d))	308,016	107,806	-	-		107,806
- at $0.17 to $0.40 per share
on exercise of warrants	4,589,648	1,370,073	-	-		1,370,073
- at $0.15 to $0.35 per share
on exercise of options	300,000	82,000	-	-		82,000
Issue of shares to Helix Resources
Inc. (note 3(b))	30,000	19,800	-	-		19,800
Issue of Special warrants (note 4(d))	6,160,328	1,906,592	-6,160,328	-1,906,592		-
Loss for the year					-2,940,947	-2,940,947
Balance, December 31, 2000	70,434,373	$44,077,818	-	$-	$-18,131,145	$25,946,673

Issue of shares for cash
- at $0.20 and $0.50 per share
on exercise of warrants	2,000,005	569,893	-	-		569,893
- at $0.17 to $0.35 per share
on exercise of options	625,000	149,250	-	-		149,250
Issue of shares to Helix Resources
Inc. (note 3(b))	45,000	18,000	-	-		18,000
Issue of shares to Indotan Inc.
(note 3(d))	300,000	150,000	-	-		150,000
Voisey Bay Resources Inc.
consolidation	-34	-	-	-		-
Loss for the year					-2,104,747	-2,104,747
Balance, December 31, 2001	73,404,344	$44,964,961	-	$-	$-20,235,892	$24,729,069

Issue of shares for cash
- at $0.50 per flow through share,
net of share issue costs (note 4(d))	6,600,000	2,939,192	-	-		2,939,192
Issue of shares to Helix Resources
Inc. (note 3(b))	75,000	27,000	-	-		27,000
Loss for the year					-855,658	-855,658
Balance, December 31, 2002	80,079,344	$47,931,153	-	$-	$-21,091,550	$26,839,603

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three years ended December 31, 2002

(Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN BASIS OF ACCOUNTING

The Company's two diamond properties, located in Northern Quebec and on Baffin Island, are currently in the exploration stage. The Atlanta Gold Property ("Atlanta"), located in Idaho, U.S.A., and which contains measured mineral resources, is in the feasibility stage currently awaiting financing. The Indonesia Gold Property remains on care and maintenance.

The recoverability of exploration and development expenditures is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability to obtain necessary financing, obtain government approval and attain profitable production, or alternatively, upon the Company's ability to dispose of its interest on an advantageous basis.  Changes in future conditions could require material write-downs of the carrying amounts of deferred exploration expenditure.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.

(b)

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles (Canadian GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the period. Actual results could differ from those reported.

(c)

Cash and cash equivalents

Cash and cash equivalents include investments to maturity of less than 90 days after purchase.

(d)

Supply inventory

Supply inventory is recorded at the lower of cost and net realizable value.

(e)

Capital assets

Capital assets of the Company are recorded at cost and include office furniture, fixtures, and equipment and computer hardware and software. The office furniture, fixtures and equipment are depreciated over ten years and the computer hardware and software are depreciated over three years. All capital assets are depreciated on a straight-line basis.

(f)

Mineral property costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of-production method based on estimated reserves. Costs relating to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The Company is in the process of exploring and developing its various properties. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled, "Enterprises in the Development Stage" (AcG 11), and subsequently, on March 12, 2002, issued Emerging Issues Committee (EIC) 126 "Accounting by Mining Enterprises for Exploration Costs." These guidelines address three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to their issuance, development stage entities were exempt from following certain aspects of Canadian generally accepted accounting principles (GAAP). EIC 126 and AcG 11 require that all companies account for transactions based on the underlying characteristics of the transactions rather than the maturity of the enterprise. In addition, EIC 126 and AcG 11 require specific disclosure of information by development stage companies. These guidelines were effective for fiscal periods beginning on or after April 1, 2000,  which affects the Company's fiscal year ended on or after June 30, 2001.

EIC 126 and AcG 11 affect mining companies with respect to the deferral of exploration costs. The appropriate accounting guidance is contained in Section 3061, "Property, Plant and Equipment" of the CICA handbook which permits, but does not require, exploration costs to be capitalized as part of a mining property, if the Company considers that such costs have the characteristics of property, plant and equipment. Under this view, deferred exploration expenditure would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in EIC 126 and AcG 11, exists.

There would need to be an assessment of deferred exploration expenditure. Assessment of the probability of recoverability of deferred exploration expenditure from future operations will require the preparation of a projection based on objective evidence of economic reserves such as a feasibility study.

The status of the Company's operations is such that, like most mining companies in the exploration stage, it would not be practicable to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration expenditure under the alternative view.

EIC 126 and AcG 11 did not have a significant impact on the Company's consolidated financial statements.

(g)

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

During the year ended December 31, 2001, the Company changed its method of accounting for loss per share to comply with the revised standard issued by the CICA Handbook, section 3500, "Earnings per share". There was no difference between the loss per share calculated under the new standard and the amount that would have been calculated using the previous standard.

(h)

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at exchange rates in effect at the date of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

(i)

Financial Instruments

The carrying amounts of cash, receivables, accounts payable and accrued liabilities approximate the fair values of those financial instruments due to the short-term maturity of such instruments. The Company places its cash with high quality financial institutions.

(j)

Stock options

The Company issues stock options from time to time to its employees, officers, directors and consultants to the Company, as shown in note 4(c). Commencing in the current year, the Company prospectively adopted new recommendations for accounting for stock options, whereby required disclosures are presented under the new accounting standards in note 4(c) to these annual consolidated financial statements. Since the Company has elected not to use the fair value method of accounting for stock options, the new recommendations have had no effect on the consolidated balance sheet, or to the net income of the Company. The new accounting standards are in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870").

(k)

Income taxes

The provision for future income taxes is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements' carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

3.

 MINERAL PROPERTIES

(a)

TORNGAT Diamond Property

In 1999, the Company was granted four contiguous Diamond Mine Exploration permits ("the permits") by the Quebec Ministry of Natural Resources ("Quebec Ministry") for a period of five years which cover 444 sq. km in the Torngat Mountain region along the east coast of Ungava Bay in Northern Quebec ("TORNGAT"). In 2000, the Company was granted a fifth permit, which covers an additional 62.85 sq. km. The permits are renewable after five years.

In 2001, the Company renewed three of the permits covering 327 sq. km. and for an annual amount of $32,700 (2000 - $50,685). Total direct exploration costs of $218,060 for the two abandoned permits were written off during the year.

During the year, the Company renewed the three permits for $32,700.

In July 2002, the Company received a Mineral Exploration grant of $75,000 (2001 - $75,000; 2000 - $50,000) from the Quebec Ministry for exploration expenditures incurred during the fiscal period ending on March 31, 2002 (March 31, 2001; and March 31, 2000).

(b)

Jackson Inlet Diamond Property

On April 27, 2000, the Company signed a letter agreement ("the Agreement") with Helix Resources Inc. ("Helix"), a private company based in Niagara Falls, Ontario, for a second diamond property. The Agreement stated that the Company had until October 31, 2000, to conduct due diligence concerning three mining claims totaling 28.85 sq. km (7,128.5 acres) staked on the Jackson Inlet Property on the Brodeur Peninsula of Baffin Island ("Jackson Inlet"). Fulfilling the assessment requirements on these mining claims conferred the right to exercise the Agreement by paying $50,000 and issuing 30,000 common shares of the Company to Helix. The Agreement was extended to December 15, 2000, and on that date, the Company exercised its right to acquire Helix's rights in the mineral claims.

In order to maintain the Agreement in good standing, the Company was required to pay Helix $150,000 in the current year ($100,000 - 2001) and issued 75,000 (45,000 - 2001) common shares of the Company to them. Helix accepted payment on January 2, 2003. The Company can continue to maintain the Agreement in good standing by paying Helix the following amounts:

                                                                             Payment

Due Date

                                                                               amount         Common shares

December 31, 2003                                          $ 200,000                        105,000

December 31, 2004                                          $ 250,000                        120,000

December 31, 2006                                          $ 100,000                                   -

In addition, $500,000 is due upon receipt of all development permits and $1,000,000 plus 500,000 common shares is due upon production of 500,000 carats. Subsequently, a 5% net profits interest and a 1% gross royalty is due after crediting all previous payments.

In May 2000, the Company staked another 16 mineral claims covering 106.39 sq. km (26,289.85 acres) in an area close to the claims acquired above by paying an initial filing fee of $0.10 per acre (or $2,629). Subsequent to December 15, 2000, one of the claims covering 10.03 sq. km (2,480 acres) was allowed to lapse. In 2001, the Company staked another 61 mineral claims covering 529.77 sq. km (130,908.35 acres) and paid an initial filing fee of $13,091. During the current year, the Company staked another 32 mineral claims covering a further 334.43 sq. km (82,640 acres) and paid an initial filing fee of $8,264. By the end of the current fiscal year, the Company owned a 100% interest in 111 mineral claims totaling 989.4 sq. km (244,486.7 acres) within the region.

The Company has supply inventory of $111,972 as at December 31, 2002 in connection with fuel and supplies for use in the diamond exploration program expected to commence in the Spring of 2003.

(c)

Atlanta Gold Property, Idaho, U.S.A.

On July 22, 1997, the Company and Canadian American Mining Company, LLC ("CAMC") (formerly Quest International Resources Corporation) ("Quest"), entered into a joint venture agreement (the "Agreement") whereby the Company is the operator of Atlanta with an 80% interest, with Quest holding the remaining 20% participating interest. Quest has subsequently advised the Company that it had elected under the Agreement not to participate in its contractual share of further property costs incurred after 1997. In December 2002, CAMC agreed to transfer its 20% participating interest in the joint venture to the Company. CAMC retains the 2% Net Smelter Return royalty on Atlanta, as per the Agreement.

On February 2, 1999, the Company had signed a Lease/Option to Purchase Agreement ("the Monarch Agreement") with Monarch Greenback, LLC ("Monarch") relating to Monarch's surface and mineral rights to Atlanta. During the term of the ten-year lease, the Company has the option to purchase such surface and mineral rights for US$2 million. If this option is exercised, the existing minimum annual rental payments on such surface and mineral rights will be terminated and replaced by a net smelter royalty of 0.5% of gold sales if the average realized gold price is US$365 per ounce or less. For each US$1 increase in the average realized gold price over US$365 per ounce, the net smelter royalty will be increased by 0.01% to a maximum rate of 3.5%. In 1999, the Company amended the minimum annual rental payment to Monarch. U.S.$25,000 owing in 1999, was paid in January 2000 and the U.S.$75,000 unpaid balance was added to the option price. In May 2000, the Company paid US$100,000 in minimum annual rental payment to Monarch. In 2001, the Monarch Agreement was further amended such that, commencing in 2001, the Company will pay Monarch US$50,000 per year in minimum annual rental payments until 2008. The cumulative balance owing to 2008 of US$800,000 will be added to the option price. By then, the option price to purchase such surface and mineral rights will be US$2,875,000.

A net smelter returns royalty is payable on production from Atlanta, subject to annual payments to the lessors as set forth below. These payments are required to keep the agreements in good standing. The advance royalty payments will be terminated if the option to purchase is exercised. In 2000, the Company paid US$55,000 in advance royalty payments and interest expense of US$1,458 (1999 - nil). In 2001, the mining lease and option to purchase agreements were amended. As a result, in 2002, US$17,500 (US$15,000 - 2001) in advance royalty payments were made to the lessors.

Minimum

Year ending

annual rental

Advance royalty

December 31,

payments US$

payments US$

2003 to 2005

50,000

17,500

2006

50,000

159,500

2007 to 2008

50,000

20,000

       2009 to 2011

-

20,000

       2012 to 2015

-

10,000

In August 2000, a wildfire that was raging in the United States mountain States, including Idaho, destroyed several items on the Atlanta Gold Property. The Company filed a claim for damages with its insurance company. In 2000, the insurer issued proceeds of US$38,206 and, in May 2001, after further negotiations, the insurer paid another US$71,794. The proceeds were credited to mineral costs recovered.

(d)

Indonesia Properties

The acquisition of title to mineral projects is a very time consuming process. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured. The Company's interest in the majority of its properties in Indonesia is held under applications for Contract of Work ("C.O.W.") which, if approved, may not cover all of the areas applied for. Furthermore, there is no assurance that its interests in such properties may not be challenged.

In January 2001, the legal claim alleging constructive dismissal commenced in 1999 by the Company's former Exploration Manager in Indonesia was settled for US$175,000.

(i) Layuh Joint Venture Agreement

In 1997, the Company entered into agreements with PT Harita Jayaraya ("PT Harita"), an Indonesian company, to form a joint venture to explore for gold and related minerals. The Company will have an 85% interest in the venture and be the operator and technical advisor to the venture. The 15% interest of PT Harita is a carried interest.

 In May 1999, the Company notified the Indonesian Ministry of Mines of its intent to proceed with its application for a seventh generation C.O.W. In October 1999, the Company received draft seventh generation C.O.W. for initialing. The Company continues to operate on a care and maintenance basis in connection with the property, awaiting political stability.

(ii) Indotan Joint Venture Agreement

In 1996, the Company entered into a joint venture with Voisey Bay and Indotan Inc. ("Indotan") for the acquisition of exploration and mining rights on seven mineral properties in Kalimantan, Indonesia. In order to keep the joint venture in good standing, the Company was required to issue one common share for each US$0.75 spent by the joint venture on the mineral properties to a maximum of 2,000,000 common shares, and also, one further common share for each US$1 spent, to a maximum of 1,500,000 common shares.

In September 1999, the Company exercised its right under the agreement and notified Indotan of its decision to cease participation in the agreement. In March 2000, Indotan commenced legal proceedings against the Company, seeking 3,500,000 common shares of the Company arising from spending commitments on the properties by the Company. In October 2001, the Indotan claim was settled by paying $7,800, issuing 300,000 common shares of the Company, and transferring the Company's portion of the Saran Properties, having a carrying value of $297,124, to Indotan. At fiscal year end 2001, the Company wrote down the carrying value of the Indonesia Properties, including the cost of the two legal claims settled, by a total of $1,158,296 (2000 - $2,412,900).

4.

 CAPITAL STOCK

(a)

Authorized share capital

Following the continuance into the Province of Ontario on March 15, 2000 under the OBCA (note 1), the Company's authorized capital consists of an unlimited number of common shares, an unlimited number of first preference shares, issuable in series and an unlimited number of second preference shares, issuable in series.

(b)

Warrants

The following summarizes warrants that have been granted, exercised or have expired during the three years ended December 31, 2002:

 Number of

Exercise

Shares

price $

Outstanding, December 31, 1999

    5,013,948

Warrants exercised

   (4,897,664)

0.17 to 0.40

Warrants cancelled

(785,743)

0.40

Warrants issued on issuance of shares for cash

2,746,829

 0.40 and 0.85

Warrants issued as part of underwriting fees (note 4(d))

     1,036,178

0.35 and 0.85

Outstanding, December 31, 2000

    3,113,548

Warrants exercised

(2,000,005)

0.20 and 0.50

Warrants expired

  (1,113,543)

0.20 to 0.85

Outstanding, December 31, 2001

-

Warrants issued on issuance of shares for cash

3,255,000

 1.00

Warrants issued as part of underwriting fees (note 4(d))

       586,000

0.50

Outstanding, December 31, 2002

    3,841,000

The value of the warrants issued in 2002 is $292,695.

(c) Stock options

The Company has a stock option plan to provide employees, directors, and certain consultants with options to purchase common shares of the Company. Under the plan, the exercise price of each option must equal or exceed the market price of the Company's stock on the day of grant and the maximum term of any option is five years. The following summarizes the employee and director stock options that have been granted, exercised, cancelled or expired during the three years ended December 31, 2002:

Weighted

average

Number of

exercise

Shares

price $

Outstanding, December 31, 1999

   3,080,000

0.46

Options granted

1,150,000

0.44

Options exercised

   (300,000)

0.27

Outstanding, December 31, 2000

  3,930,000

0.47

Options granted

950,000

0.51

Options exercised

(625,000)

0.24

Options expired

   (455,000)

0.69

Outstanding, December 31, 2001

   3,800,000

0.50

Options granted

1,350,000

0.56

Options expired

   (800,000)

0.62

Outstanding, December 31, 2002

  4,350,000

0.49

The Company amended the Stock Option Plan on March 15, 2000 to reserve an additional 2,500,000 common shares for issue and increase the number of common shares available for issue from 5,000,000 to 7,500,000. As of December 31,2002, there are 5,150,000 additional common shares in reserve available for stock compensation. All options outstanding at December 31, 2002 expire at various dates to December 9, 2007 and are immediately exercisable upon granting, except for the options granted on December 9, 2002, which vest within 2 years from date of grant.

The weighted-average remaining contractual life of all stock options outstanding is 38 months.

Number of

Exercise

Expiry date

Stock options

price $

April 30, 2003

200,000

0.32

June 30, 2003

50,000

0.65

December 22, 2004

650,000

0.35

February 4, 2005

150,000

0.49

December 22, 2005

1,000,000

0.43

January 30, 2006

150,000

0.45

June 1, 2006

      800,000

0.52

January 21, 2007

600,000

0.60

February 12, 2007

250,000

0.63

May 17, 2007

250,000

0.51

December 9, 2007

      250,000

0.45

   4,350,000

Had the Company recorded compensation expense based on the fair value of the options granted in 2002, results would have been as follows:

Loss for the year

As reported

$   855,658

Pro forma

1,322,181

Loss per share - basic and fully diluted

As reported

$     0.011

Pro forma

0.018

The pro forma disclosure excludes the effect of the options granted prior to the adoption of CICA  3870. The weighted average estimated fair value at the date of grant for stock options granted during the current year was $0.345 per share. The fair value of each option was estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions at the measurement date:

Risk-free interest rate:

4.50%

Expected life:

4 years

Estimated volatility in the market price of the common shares:

78.67%

Dividend yield:

Nil

(d) Capital Stock Offering

On December 31, 1999, the Company completed an offering of 3,615,086 class A special warrants and 1,878,572 class B special warrants, at a price of $0.35 per special warrant, and 666,670 class C special warrants at a price of $0.45 per class C special warrant for total gross proceeds of $2,222,782. Each class A special warrant was exchangeable for one flow through common share and one half of one common share purchase warrant of the Company. Each class B special warrant was exchangeable for one common share and one half of one common share purchase warrant of the Company. Each class C special warrant was exchangeable for one flow through common share. In addition to a 7% cash underwriting fee, the agents of the offering were granted 308,016 common share purchase warrants exercisable for 308,016 common shares of the Company at $0.35 per warrant.

On May 5, 2000, the common shares, flow through common shares and common share purchase warrants issued in 1999 were qualified for distribution with the issuance of a receipt for a final prospectus of the Company. In addition, on May 19, 2000, the Company issued a further 7,600,950 flow through common shares and 2,801,371 common shares at a price of $0.85 per share for total gross proceeds of $8,841,973. Again, in addition to a 7% cash underwriting fee, the same agents were granted 728,162 common share purchase warrants each exercisable for 728,162 common shares of the Company at $0.85 per warrant.

On December 15, 2000 and December 28, 2000, the agents exercised the 308,016 common share purchase warrants granted in 1999. In 2001, the 728,162 common share purchase warrants issued to the agents in 2000 expired.

On December 30, 2002, the Company completed a private offering whereby 6,510,000 flow through units were issued at a price of $0.50 per unit for total gross proceeds of $3,255,000. Each flow through unit consisted of one flow through common share and one half of one common share purchase warrant of the Company exercisable at $1.00 per warrant. In addition, management of the Company subscribed for 90,000 flow through common shares of the Company at a price of $0.50 per share. The agents of the offering were paid underwriting fees of $226,100 and were granted 586,000 common share purchase warrants exercisable for 586,000 common shares of the Company at $0.50 per warrant. All warrants expire within two years from the grant date.

(e) Shareholder Rights Plan

In November 2000, the Board of Directors adopted a Shareholder Rights Plan (the "Plan"), the terms of which are set forth in a Shareholder Rights Plan Agreement dated as of November 17, 2000 between the Company and Equity Transfer Services Inc. The Plan was approved by the shareholders at the annual meeting held on March 15, 2001. The Plan will be in effect until the 2011 annual meeting, unless terminated earlier by the Board of Directors.

Under the Plan, a right to purchase one of the Company's common shares (a "Right") was issued for each outstanding common share as of November 17, 2000. In addition, a Right will be issued for each share issued subsequent to November 17, 2000 and prior to the separation date of the Rights. The rights are initially not separate from the Company's common shares nor are they represented by separate certificates. However, upon a person acquiring ownership of 20% or more of the Company's common shares (other than by means of complying with the Plan's Permitted Bid provisions or with approval of the Board of Directors of the Company), a holder of a Right (other than the acquiror of 20% or more of the Company's common shares) becomes entitled to exercise the Right and to purchase the number of common shares as determined under the Plan at a 50% discount to the then prevailing market price per share.

Under the Plan, a Permitted Bid is, among other things, a bid made to all shareholders for all common shares that is open for at least 60 days and which must be accepted by holders of at least 50% of the Company's outstanding common shares, excluding shares held by the offeror and certain related parties. If at the end of 60 days, at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties, have been tendered to the bid, the offeror may take up and pay for the shares, but must extend the bid for a further 10 days to allow other shareholders to tender. The Rights may, in certain circumstances, be redeemed by the Company at a price of $0.00001 per Right.

5.

GOLD CALL OPTIONS

In 1999, the Company entered into gold call option transactions. Call options for 15,000 ounces of gold, exercisable at US$290 per ounce and maturing in June 2001, were sold for US$243,000. Call options for 20,000 ounces of gold, exercisable at US$320 per ounce and maturing in June 2001, were purchased for US$128,000. The Company received cash proceeds of US$106,250 (net of commission of US$8,750). In May 2001, the gold call options contracts expired and the gold call option liability of US$35,000 was recorded as income (2000 - US$51,000; 1999 - US$20,250). In 2001, $10,000 (US$6,500) was paid as interest expense for the balance outstanding since 1999.

6.

INCOME TAXES

The Company has non-capital tax losses of approximately $6,506,000 expiring between 2003 and 2009, which are available to reduce future Canadian taxable income. These losses expire as follows:

2003

$     397,000

2004

1,622,000

  2005

1,132,000

  2006

660,000

                        2007

480,000

2008

     1,030,000

2009

    1,185,000

$  6,506,000

The Company has operating losses of approximately US$5,421,000 expiring between 2003 and 2022, which are available to reduce future United States taxable income. The Company did not pay any income taxes in 2002, 2001 or 2000. No benefit has been recorded in the financial statements in respect of non-capital losses.

7.

SEGMENTED INFORMATION

The Company has operated in the following geographical segments: Canada, United States, and Indonesia. Corporate administrative activities are conducted from Canada. The income and expenses for the three years ended December 31, 2002, and the assets of those years identifiable to those segments are as follows:

 Canada

USA

Indonesia

Consolidated

December 31, 2002

Interest and other income

$      23,874

    $           (107)

$                -

$        23,767

Loss (gain) for the year

855,734

(76)

-

855,658

Identifiable assets

11,859,778

14,304,149

1,444,739

27,608,666

December 31, 2001

Interest and other income

$    262,105

$                  -

$                -

$        262,105

Loss (gain) for the year

948,116

(1,665)

1,158,296

2,104,747

Identifiable assets

10,619,061

13,557,539

1,432,298

25,608,898

December 31, 2000

Interest and other income

$    356,217

$                 -

$                -

$        356,217

Loss for the year

527,297

750

2,412,900

2,940,947

Identifiable assets

10,802,247

13,421,126

2,142,437

26,365,810

8.

CONTINGENCY AND COMMITMENTS

In November 1999, the Company and Atlanta Gold Corporation of America, Inc., the wholly owned U.S. subsidiary of the Company ("Atlanta Gold"), were named as third party defendants in a lawsuit commenced by Monarch against Doe Run Resource Corporation ("Doe Run") with respect to environmental liability on the Butler Ranch, which is adjacent to the Atlanta Property. In 2002 The Company obtained an order from the U.S. District Judge in Boise, Idaho, summarily dismissing the claims against the Company and Atlanta Gold. Doe Run has appealed that order to the United States Court of Appeals for the Ninth Circuit. The Appeal has not yet been heard.

The Company has operating lease commitments until 2005 as follows:

2003

$ 67,000

2004

$ 65,000

2005

$   5,000

The Company, by undertaking the issuance of flow through shares during the year, has made minimum spending commitments in excess of $2,900,000 on the TORNGAT and Jackson Inlet Diamond properties for the 2003 fiscal year.

9.

COMPARATIVE FIGURES

Certain comparative amounts have been reclassified to conform to the presentation adopted in 2002.

U.S. GAAP reconciliation Schedule

Twin Mining Corporation

Supplemental Information

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

January 10, 2003

Auditors' Report

To the Board of Directors of Twin Mining Corporation

Our audits of the consolidated financial statements referred to in our report dated January 10, 2003, appearing in Item 19(a) of the Form 20-F of Twin Mining Corporation also included audits of the information under the caption "Supplemental Information" in Item 17 of this Form 20-F and were conducted in accordance with auditing standards generally accepted in Canada and the United States of America. In our opinion, the information presented under the caption "Supplemental Information" in Item 17 is presented fairly, in all material respects, when read in conjunction with the related consolidated financial statements.

Signed "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Twin Mining Corporation

Supplemental Information

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

Differences between Canadian and United States generally accepted accounting principles

Years ended December 31, 2002, 2001 and 2000

Twin Mining Corporation has prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). In preparing the Form 20-F, the company is also required to provide additional information relating to measurement differences between Canadian and United States (U.S.) GAAP as it applies to the company's consolidated financial statements.

Canadian GAAP varies in certain significant respects from the accounting principles and practices generally accepted in the U.S. The nature and effect of these principal measurement differences on the company's consolidated financial statements are presented below:

Consolidated statements of loss
		Years ended December 31,

	2002	2001	2000
	$	$	$
Loss in accordance with Canadian GAAP	855,658	2,104,747	2,940,947
Exploration costs expensed for the year (a)	2,593,328	4,790,740	3,278,333
Reversal of mineral property costs written off	-	(1,052,194)	(707,728)
Income taxes (b)	-	-	(456,057)

Loss in accordance with U.S. GAAP	3,448,986	5,843,293	5,055,495

Loss per share under Canadian GAAP	0.01	0.03	0.05

Loss per share under U.S. GAAP	0.04	0.08	0.08

(1)

Twin Mining Corporation

Supplemental Information

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

Consolidated balance sheets

The incorporation of the differences in accounting principles into the consolidated balance sheets as at December 31, 2002 and 2001 results in the following consolidated balance sheets presented under U.S. GAAP:

			As at December 31,

			2002	2001
			$	$
	Current assets		1,877,620	2,819,133
	Mineral properties		4,085,804	3,738,224
	Capital assets		42,562	42,189

			6,005,986	6,599,546

	Current liabilities		769,063	879,829
	Shareholders' equity		5,236,923	5,719,717

			6,005,986	6,599,546

	Consolidated statements of cash flows
			Years ended December 31,

		2002	2001	2000
		$	$	$
	Cash flows provided by (used in)
	Operating activities	(3,494,496)	(4,929,364)	(4,201,125)
	Financing activities	2,939,192	719,143	9,327,891
	Investing activities	(340,498)	(290,192)	(366,826)

	(Decrease) increase in cash	(895,802)	(4,500,413)	4,759,940
	Cash and cash equivalents - Beginning of year	2,546,591	7,047,004	2,287,064

	Cash and cash equivalents - End of year	1,650,789	2,546,591	7,047,004

a)	Exploration costs

U.S. GAAP requires that exploration costs related to mineral properties be charged to expense as incurred. As such, some of the costs accounted for as mineral properties under Canadian GAAP would be charged to the statements of loss under U.S. GAAP. Property acquisition costs are capitalized under both U.S. and Canadian GAAP. Any other related costs in respect of the properties are charged to the statements of loss under U.S. GAAP and capitalized under Canadian GAAP.

(2)

Twin Mining Corporation

Supplemental Information

December 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

b) Income taxes

Under U.S. GAAP, the sale of flow-through shares results in a deferred credit being recognized for the excess of the purchase price paid by investors over the fair value of the common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the qualifying expenditures is renounced, a temporary difference arises with the mining property interests. A deferred tax liability is established in the amount of the tax benefit foregone and tax expense is recorded for the difference between the deferred tax liability and the premium received upon issuance of the flow-through shares. This deferred tax liability reverses as the interests are depleted or written off.

For U.S. GAAP, a deferred tax asset has been raised to the extent that it offsets the liability.

New accounting standards

Accounting for obligations associated with the retirement of long-lived assets

Financial Accounting Standards Board (FASB) Statement No. 143, "Accounting for Asset Retirement

Obligations"(SFAS 143) is applicable for the Company's financial year commencing January 1, 2003. SFAS 143 requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, (the amount of the accretion expense should be reported as a separate operating item on the income statement) and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss. The Company does not expect there to be any impact on implementation of the standard.

FIN 45 - Guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others (proposed interpretation)

In November 2002, the FASB issued an interpretation which would require companies to elaborate on disclosures made by a guarantor in its financial statements about obligations under certain guarantees it issued. In addition, the interpretation would also require a guarantor to recognize, at inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee.

The initial recognition and measurement of the interpretation would be applied to years beginning after December 15, 2002, with the cumulative effect of initially applying the provisions reported as a change in accounting principle in the first interim period of that fiscal year. The Company does not expect there to be any impact on implementation of the standard.

(3)

corporate information

Directors

Hermann Derbuch, P.Eng

Chairman, President and Chief Executive Officer

Twin Mining Corporation

James K. Gray, O.C.*

Founder and former Chairman,

Canadian Hunter Exploration Ltd.

Gerard E. Munera

Former President & Chief Executive Officer

Minorco (USA)

Robert Pendreigh, P.Eng *

Technical Director, Process, Mining and Metals,

AMEC E&C Services Limited

Alfred Powis, O.C.*

Former Chairman & Chief Executive Officer

Noranda Inc.

* Member of the Audit Committee

Officers

Hermann Derbuch, P.Eng

Chairman, President and Chief Executive Officer

Rodney N. Thomas, P.Geol.

Vice President, Exploration

Domenico Bertucci, CA

Chief Financial Officer

Senior Management

Douglas Glaspey, B.Sc.

Project Manager

Atlanta Gold Project

Senior Consultants

Dallas Davis, P..Eng

Consultant - Diamond Exploration

Hendrick Visagie, MBA, B Sc.

Consultant - Business Development

Investor Relations and Corporate Communications

Roswitha Derbuch

ph: 416-777-0013

fax:   416-777-0014

email:        info@twinmining.com

website:     www.twinmining.com

Head Office

Suite 1250, 155 University Avenue

Toronto, Ontario, Canada M5H 3B7

Telephone: 416-777-0013

Facsimile:   416-777-0014

Website:     www.twinmining.com

E-mail:        info@twinmining.com

Idaho Office

967 East Parkcentre Blvd. #214

Boise, Idaho, U.S.A. 83706

Legal Counsel

Lang Michener

Barristers & Solicitors

Patent & Trade Mark Agents

BCE Place, P.O. Box 747

Suite 2500, 181 Bay Street

Toronto, Ontario, Canada, M5J 2T7

Auditors

PricewaterhouseCoopers LLP

Chartered Accountants

P.O. Box 82

Royal Trust Tower, Suite 3000

Toronto Dominion Centre

Toronto, Ontario, Canada, M5K 1G8

Registrar & Transfer Agent

Equity Transfer Services Inc.

Suite 420, 120 Adelaide Street West

Toronto, Ontario, Canada, M5H 4C3

Stock Exchange Listings

The Toronto Stock Exchange Symbol: TWG

Berlin/Frankfurt OTC Exchange, Germany

878341, EDV-Kurzel ATG

Authorized Capital

Unlimited common shares

Unlimited first preference shares, issuable in series

Unlimited second preference shares, issuable in series

Issued Capital

80,079,344 Common Shares (January 2003)

Annual Meeting

The Annual and Special Meeting of the Shareholders

will be held at 11:00 a.m., Thursday, March 20, 2003 at:

The Hilton Toronto,

145 Richmond Street West,

Toronto, Ontario, Canada, M5H 2L2